Exhibit 99.1

1.            On October 30, 2025, Diameter Credit Company, a Delaware statutory trust (the “Issuer”), issued a capital call notice to certain investors that have committed to purchase shares of common shares of beneficial interest of the Issuer (“Common Shares”). Pursuant to such capital call notice, AP DLF Offshore Investor, L.P. (“Offshore Investor”) was obligated to make a capital contribution of $28,000,000.00 on November 14, 2025, and the Issuer issued 1,013,330.72 Common Shares to Offshore Investor on such date.

2.            Offshore Investor holds securities of the Issuer. Apollo Principal Holdings B, L.P. (“Principal Holdings B”) serves as the general partner of Offshore Investor. The general partner of Principal Holdings B is Apollo Principal Holdings B GP, LLC (“Principal Holdings B GP”). APO Corp. is the sole member of Principal Holdings B GP.

Principal Holdings B, Principal Holdings B GP, and APO Corp. each disclaim beneficial ownership of all common shares included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The principal office of Offshore Investor, Principal Holdings B, Principal Holdings B GP, and APO Corp. is 9 West 57th Street, 41st Floor, New York, New York 10019.